Exhibit 99.1

Nevada Geothermal Power Inc. – Senator Harry Reid Visits NGP’s Blue Mountain Geothermal Plant

Vancouver, B.C. (April 15, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) is pleased to announce the recent visit of The Honorable Senator Harry Reid, Majority Leader of the U.S. Senate, to NGP’s Blue Mountain geothermal plant. The Senator, a strong advocate of the geothermal industry in Nevada, toured the 49.5 megawatt, Faulkner 1 facility with Max Walenciak, NGP’s Vice President of Operations and Development. During the visit, NGP presented Senator Reid with a letter expressing the company’s appreciation and commending the Senator’s consistent and sustained support of the geothermal industry.

“One of the reasons I worked so hard to pass the Recovery Act is because of companies like NGP and its Blue Mountain geothermal plant. This project is exactly the type of initiative we need to ensure Nevada creates good-paying jobs and moves our economy forward. With so many natural resources like wind, solar and geothermal, Nevada is poised to lead the nation in clean energy jobs and development,” said Reid.

“We feel privileged to have had the opportunity to host Senator Reid at our Blue Mountain geothermal plant,” stated Brian Fairbank, NGP’s President and CEO. “Mr. Reid has been a leader in supporting the development of the geothermal industry in Nevada. The Senator’s decision to visit our Blue Mountain facility is a testament of the success that can be achieved when supportive government policy intersects with private enterprise. In this manner, we can continue to make steady progress towards a cleaner energy future for the United States and greater energy independence.”

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784

Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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